SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No       ☒

Announcement  |  Lisbon  |  21 January 2015

Clarification related to the General Meeting of Shareholders

Considering the “ Clarification for the Market on the General Meeting of Portugal Telecom SGPS, S.A.” and the content of the documents disclosed by CMVM, Portugal Telecom, SGPS, S.A. (“PT SGPS”) clarifies the following:

• PT SGPS acknowledged the communication with reference 312/SCD/2015/1433 (Letter from the CMVM Executive Board to the Chair of the General Meeting Board) through its disclosure on the CMVM website.

• PT SGPS disclosed, on January 15, 2015, an announcement to the market, following the additional assessments and requests of CMVM itself, regarding the announcement Project which had been made available to CMVM on January 10, 2015.

• PT SGPS reaffirms the understanding that it has disclosed disclosed, on time and in compliance with the applicable legal provisions, the preparatory information for the General Meeting, and does not have any additional information regarding the matter subject to the evaluation and resolution of the shareholders.

• In the General Meeting, the Board of Directors shall not cease to present to the Shareholders the information and clarifications due, under the terms of the Portuguese Companies Code.

• Notwithstanding, given the content of the letter from the CMVM Executive Board to the Chair of the General Meeting Board, dated of January 20, 2015, PT SGPS clarifies the following:

1.              The scope and the content of the PwC report and the possible knowledge of the financial applications by Oi, S.A. (“Oi”) are not subject of the agenda of the General Meeting, which session shall be continued on January 22, 2015, at 15h, nor interfere with the same.

The scope of the work requested to PwC was referred on the Announcement of PT SGPS, of January 8, 2015, which, in compliance with Portuguese Law, did not include any legal analysis, aiming only at the determination of facts which had taken place.

2.              Regarding a “possible termination of the contracts”, as referred on the Announcement disclosed by PT SGPS on January 15, 2015, “According to the understanding of the Board of Directors of PT SGPS, any claim of contractual breach relating to the agreements in connection with the Business Combination would naturally be contested, leading the parties to a legal dispute of unpredictable duration in the Brazilian courts, further prolonging the deadlock situation of PT Portugal and inevitably creating a process of destruction of value for all parties involved.”

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

In this regard, Oi disclosed, on January 18, 2015, a press release where, among others, the following statements are made:

“With respect to the recent speculations about the possibility of undoing the capital increase (and, consequently, the merger), under the argument that there had been an alleged breach by Oi of the terms originally agreed upon for the merger, Oi states that the changes that are being made are the result of events subsequent to the capital increase and that led Oi and PT SGPS to consensually renegotiate the terms of the merger. And specifically with respect to the sale of PT Portugal, there is no breach of the terms of the merger agreements, given that the sale is subject to the approval of the shareholders of PT SGPS. If the shareholders approve the sale, the consent will have been given; if they do not approve, there will be no sale. In both cases, there will be no breach of what has been agreed; there is only the possibility of the occurrence or not of a consensual alteration to the previously agreed-upon terms.

In addition, since the contribution of the assets of PT Portugal to Oi took place in the context of the capital increase of the Brazilian company and such capital increase was approved, the transaction has reached its legal conclusion. Brazilian law, which governs the transaction, does not cover a contractual breach (which does not exist, in this case) as the basis for the reversal of a finalized capital increase. PT SGPS, in accordance with the material fact disclosed to the CMVM, contracted legal analyses whose findings conclude and ratify Oi’s understanding that the contribution is irreversible.”

The referred to statements from Oi, which are only binding to itself and not PT SGPS, demonstrate that Oi would not cease to challenge a possible allegation of the contractual breach and/or act aiming at a “possible termination of the contracts”, inevitably creating a process of destruction of value for all parties involved.

3.              Regarding the transfer of assets and debt as a result of the sale of PT PORTUGAL, it should be noted that this company is currently a subsidiary of Oi, and PT SGPS should not interfere in the relation between that company and its creditors. The protection of the securities holders shall result from the applicable law and the documents which regulate the issuing, as referred on the announcement disclosed by PT PORTUGAL on January 18, 2015. For more information, the announcement disclosed by PT Portugal, on January 18, 2015, should be addressed.

The Board of Directors of PT SGPS shall, on January 22, 2015, at 15h, on the General Meeting duly called, remain available to fulfill its fiduciary duties, hoping that it is finally allowed for the Shareholders to assess and decide whether they authorize or not the sale of PT PORTUGAL, in respect and under the scope of the principle of private autonomy.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.